AB 3/13

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
102

08030427

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thor Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schenker + Rosenblatt, LLC
(Name – *if individual, state last, first, middle name*)

411 Hackensack Ave. (Address) Hackensack, (City) NJ (State) 07601 (Zip Code)

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/18/08

OATH OR AFFIRMATION

I, Peter Kambolin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thor Capital, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Yelena V. Ravich
Notary Public State of New York
No. 02RA6149794
to: 08 / 07 / 2010

Notary Public

Signature

Managing Director
Title

Sworn to before me this 26 day of February 2008
State of New York,
County of New York

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOR CAPITAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

SCHENKER & ROSENBLATT, LLC
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

SCHENKER & ROSENBLATT L.L.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members of:
Thor Capital, LLC

We have audited the accompanying statement of financial condition of Thor Capital, LLC as of December 31, 2007, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 5 to the financial statements, accounting principles generally accepted in the United States of America require the Company to consolidate (combine) various commonly owned and controlled entities in accordance with the Financial Accounting Standards Board Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities". Management has informed us that they have not done so. The effects of this departure from generally accepted accounting principles on the financial position, results of operations, and cash flows have not been determined.

In our opinion, except for the effects of not consolidating (combining) various commonly owned and controlled entities, the financial statements referred to above present fairly, in all material respects, the financial position of Thor Capital, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule I, required by Rule 17a-5 under the Securities and Exchange Act of 1934, on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schenker & Rosenblatt, LLC

Hackensack, NJ
February 22, 2008

Schenker & Rosenblatt, LLC
Certified Public Accountants

411 HACKENSACK AVE. • HACKENSACK, NJ 07601-6328
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM

Thor Capital, LLC
Statement of Financial Condition
December 31, 2007

Assets

Current assets:		
Cash	$	34,076
Due from clearing organization		89,984
Total Current assets		124,060
Property and equipment:		
Furniture, fixtures and equipment		5,112
Accumulated depreciation		-
Total Property and equipment - net		5,112
Security deposit - rent		56,900
Total Assets	$	186,072

Liabilities and Members' equity

Current liabilities:		
Accounts payable and accrued expenses		2,775
Total Current liabilities		2,775
Members' equity		183,297
Total Liabilities and Members' equity	$	186,072

See accompanying notes to the financial statements

Thor Capital, LLC
Statement of Income
Year Ended December 31, 2007

Operating revenue:		
Commissions	$	32,167
Other revenue		39,627
Net realized and unrealized gains (losses) on securities		2,763
Interest and dividends		4,732
Total Operating revenue		79,289
Operating expenses		
Staffing, employee compensation and benefits		212,073
Clearing and execution fees		36,888
Professional fees		18,750
Depreciation and amortization		18,747
Other		9,451
Communications and market data		6,648
Marketing and conferences		2,913
Total Operating expenses		390,726
Net income (loss)	$	(311,437)

See accompanying notes to the financial statements

Thor Capital, LLC
Statement Of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activites:	
Net income (loss)	($311,437)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	18,747
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Due from clearing broker	122,605
Securities owned at market value, net	9,237
Due from affiliate	240,444
Increase (decrease) in:	
Accounts payable and accrued expenses	(3,224)
Net cash provided (used) by operating activities	76,372
Cash flows from investing activities:	
Purchases of equipment and leasehold improvements	(5,114)
Proceeds from the sale of property and equipment	60,000
Net cash provided (used) by investing activities	54,886
Cash flows from financing activities:	
Members' distributions	(100,000)
Net cash provided (used) by financing activities	(100,000)
Net increase (decrease) in cash	31,258
Cash, beginning	2,818
Cash, ending	$ 34,076

See accompanying notes to the financial statements

Thor Capital, LLC
Statement Of Changes In Members' Equity
Year Ended December 31, 2007

Members' equity @ January 1, 2007	$	594,734
Net income (loss)		(311,437)
Members' capital distributions		(100,000)
Members' equity @ December 31, 2006	$	183,297

See accompanying notes to the financial statements

NOTE 1 – DESCRIPTION OF THE COMPANY

The Company is a limited liability company which was organized in the state Delaware on June 18, 1998. The Company acts as an introducing broker to engage in equity securities transactions for its customers. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. on February 11, 1999.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission revenues and expenses are generally recorded on a settlement-date basis.

Securities owned (if any) are valued at market value.

Furniture, fixtures, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

No provision for federal and state income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their individual tax returns. The Company is however, responsible for city unincorporated business tax and provision (if warranted) has been made for such.

The carrying amounts of cash, current assets and current liabilities are a reasonable estimate of fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION

The clearing and depository operations for the customers' securities transactions are provided by one clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2007, these accounts were fully collateralized by securities owned by the customers.

At December 31, 2007, the receivable from clearing organization consists of the following:

Deposit at clearing organization	$ 77,871
Money fund balance	12,113
	$ 89,984

NOTE 4 – OPERATING LEASE

On April 15, 2005 the Company entered into a sublease agreement to rent new (larger) space in the building it currently occupies. The term of the sublease agreement runs from June 30, 2005 to May 30, 2015. The commencement date is the date the premises is ready (after appropriate fit-up work is completed) for its intended use, which was in March, 2006. The actual total rent for year ended December 31, 2007 was $136,535 of which $81,933 was paid by the Company. The remaining $54,602 was paid by affiliated entities of the Company (see Note 5).
Minimum future lease payments are as follows:

2008	$ 136,535
2009	136,535
2010	136,535
2011	143,036
Thereafter	493,151
	$1,045,792

Rent expense for the year ended December 31, 2007 amounted to $81,933.

NOTE 5 - FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. (FIN) 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES"

Generally Accepted Accounting Principals requires the Company to consolidate (or combine) its financial statements with those entities that are commonly owned and controlled (affiliated) by the same shareholders. Additionally, Thor United Corp., (an affiliate due to common ownership and control) has a 55% equity interest in the Company. As such a variable interest is implied due to an equity investment at risk. The Company is subject to FIN 46 and is not combining (as required) affiliated entities.

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $100,000, whichever is greater. At December 31, 2007, the Company had net capital of $121,043 which was $21,043 in excess of its required net capital of $100,000.

NOTE 7 – RELATED PARTY TRANSACTIONS

During 2007, the Company sold substantially all of its property and equipment to Thor Asset Management, Inc. (an affiliate of the Company). The proceeds from the sale were $60,000 and the net book value of the property and equipment sold was $60,000 resulting in no gain or loss on the sale.

During 2007, the Company paid $143,217 on behalf of Thor Asset Management, Inc. (an affiliate of the Company) to an independent third party for staffing services rendered, this amount was fully repaid as of December 31, 2007.

Thor Capital Management, LLC is a related party to the Company by virtue of its common management and ownership (see Notes 4 and 5).

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company enters into various equity transactions as an agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event clients and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and contingencies arising out of the normal course of business. The Company intends to vigorously defend any claims and the Company's counsel believes the Company has meritorious defenses to such claims. It is management's opinion that the disposition and ultimate resolution of such claims will not have a material adverse effect on the financial position of the Company.

SUPPLEMENTARY INFORMATION

Thor Capital, LLC
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
December 31, 2007

Members' equity	$	183,297
Non-allowable assets		62,012
Net capital before haircuts		121,285
Haircuts on securities		242
Net capital		121,043
Minimum capital requirements of the greater of 6.23% aggregate indebtedness of $2,775 or $100,000		100,000
Excess net capital	$	21,043
Ratio of aggregate indebtedness to net capital		.023 to 1
Aggregate Indebtedness		
Accounts payable and accrued expenses		2,775
Total aggregate indebtedness	$	2,775

Reconcilialion of net capital:

Net capital as reported in Company's unaudited part IIA of the Focus Report	$	121,284
Audit adjustments relating to:		
Increase in haircuts		(242)
Rounding		1
Net capital per report pursuant to Rule 17a-5 (d)	$	121,043

See the accompanying notes to the financial statements

SCHENKER & ROSENBLATT L.L.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of:
Thor Capital, LLC

In planning and performing our audit of the financial statements of Thor Capital, LLC (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exits when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schenker & Rosenblatt, LLC

Hackensack, New Jersey
February 22, 2008

Schenker & Rosenblatt, LLC
Certified Public Accountants

411 HACKENSACK AVE. • HACKENSACK, NJ 07601-6328
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM

END